CONSENT OF INDEPENDENT VERIFICATION FIRM

As the independent verification firm for Scharf Investments, LLC ("Scharf"), we hereby consent to reference to the firm-wide Global Investment Performance Services (GIPS) verification of Scharf for the period January 1, 2016 to December 31, 2016 issued by ACA Performance Services, LLC doing business as ACA Compliance Group and to related references to our firm, included in or made a part of the Prospectus and Statement of Additional Information for the Scharf Fund, Scharf Balanced Opportunity Fund, Scharf Global Opportunity Fund, and Scharf Alpha Opportunity Fund.

January 26, 2018

ACA Performance Services, LLC

By: /s/ Catherine M. Saadeh
Catherine M. Saadeh
General Counsel and Secretary